5-81844

06046314

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING
RECEIVED
SEP 01 2006
WASH., D.C.
213 SECTION

Form CB

TENDER OFFER/RIGHTS OFFERING
NOTIFICATION FORM
(AMENDMENT NO. 5)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[X]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[X]

UNiTAB Limited
(Name of Subject Company)

Not Applicable
(Translation of subject company's name into English (if applicable))

Australia
(Jurisdiction of Subject Company's Incorporation or Organization)

Tabcorp Holdings Limited
(Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Subject Securities)

Kerry Willcock
Executive General Manager
Corporate and Legal
Tabcorp Holdings Limited
5 Bowen Crescent
Melbourne, Victoria 3004 Australia
Telephone: (011) (613) 9868-2112

PROCESSED
SEP 11 2006
THOMSON
FINANCIAL

with a copy to

John E. Estes
Sullivan & Cromwell
Level 32, 101 Collins Street
Melbourne, Victoria 3000, Australia
Telephone: (011) (613) 9635-1500

On or about June 6, 2006
(Date Tender Offer is to Commence)

Part I – Information Sent to Security Holders

1. Home Jurisdiction Documents.

   (a) Not applicable.

   (b) On June 6, 2006 Tabcorp Holdings Limited ("Tabcorp"), lodged a Bidder's Statement for the ordinary shares of UNiTAB Limited with the Australian Securities and Investments Commission ("ASIC") which Tabcorp filed with the US Securities and Exchange Commission on Form CB on June 6, 2006. On June 14, 2006 Tabcorp lodged a revised Bidder's Statement with ASIC and a Supplementary Bidder's Statement which Tabcorp filed with the US Securities and Exchange Commission on Form CB (Amendment No. 1) on June 15, 2006. On June 21, 2006 Tabcorp lodged a final version of its Bidder's Statement for the ordinary shares of UNiTAB Limited and a Notice of Despatch with ASIC, which Tabcorp filed with the US Securities and Exchange Commission on Form CB (Amendment No. 2) on June 22, 2006. On July 20, 2006 Tabcorp lodged documents relating to an extension of its offer period with ASIC, which it lodged with the US Securities and Exchange Commission on Form CB (Amendment No. 3) on July 20, 2006. On August 22, 2006, Tabcorp lodged a Notice of Status of Conditions with the Australian Stock Exchange, which it lodged with the US Securities and Exchange Commission on Form CB (Amendment No. 4) on August 23, 2006.

   (c) On August 31, 2006, Tabcorp lodged a Notice under Australian Stock Exchange Listing Rule 3.3 and a Form 605 (each of which is attached hererto) with the Australian Stock Exchange.

2. Informational Legends.

   Not applicable.

Part II – Information Not Required to be Sent to Security Holders

Not applicable.

Part III – Consent to Service of Process

Concurrently with the filing of the original Form CB on June 6, 2006, Tabcorp filed an irrevocable consent and power of attorney on Form F-X.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TABCORP HOLDINGS LIMITED

By: ______________________

Name: Matthew Slatter

Title: Managing Director and Chief Executive Officer

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

31 August 2006

To: Australian Stock Exchange Limited
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

UNiTAB LIMITED
OFF-MARKET BID BY TABCORP INVESTMENTS NO.5 PTY LTD
END OF OFFER PERIOD – LISTING RULE 3.3

The offers made by Tabcorp Investments No.5 Pty Ltd (***Bidder***), in relation to its off-market bid for all of the ordinary shares in UNiTAB Limited (***UNiTAB***), closed at 7.00pm (Melbourne time) on 30 August 2006.

In accordance with ASX Listing Rule 3.3, Tabcorp gives notice that following the close of the offers:

- Bidder and its associates do not have a relevant interest in any UNiTAB shares; and
- Bidder is not entitled to and will not proceed with compulsorily acquiring any UNiTAB shares.

Kerry Willcock
Executive General Manager – Corporate and Legal

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme: UNITAB Limited ("UNITAB")

ACN/ARSN: 085 691 738

1. Details of substantial holder (1)

Name: Tabcorp Investments No.5 Pty Ltd ("Tabcorp Investments No.5") and members of the Tabcorp group listed in Annexure A ("Tabcorp Group")

ACN/ARSN (if applicable): See Annexure A

The holder ceased to be a substantial holder on: 30 August 2006

The previous notice was given to the company on: 30 August 2006

The previous notice was dated: 30 August 2006

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change (5)	Class (6) and number of securities affected	Person's votes affected
30 August 2006	Tabcorp Investments No.5 and each member of the Tabcorp Group	Increase of relevant interest as a result of acceptances of offers (the *Offers*) dated 21 June 2006 made under the off-market bid by Tabcorp Investments No.5 for all of the ordinary shares in UNITAB on the terms set out in the Bidder's Statement of Tabcorp Investments No.5.	Consideration determined in accordance with the terms of the Offers was only to be provided by Tabcorp Investments No.5 if the conditions to the agreements formed by acceptances of the Offers were satisfied or waived.	4,340 ordinary shares	4,340
30 August 2006	Tabcorp Investments No.5 and each member of the Tabcorp Group	Reduction of relevant interest as a result of withdrawal of acceptances of the Offers.	As above.	530 ordinary shares	530
30 August 2006	Tabcorp Investments No.5 and each member of the Tabcorp Group	Reduction of relevant interest resulting from the agreements formed by acceptances of the Offers becoming void (in accordance with the terms of the Offers) following the close of the offer period with unfilled conditions.	No consideration was given in relation to the change.	7,474,608 ordinary shares	7,474,608

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not applicable	Not applicable

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Tabcorp Investments No.5	Level 12, 5 Bowen Crescent, Melbourne, Victoria 3004
Each member of the Tabcorp Group	c/- Level 12, 5 Bowen Crescent, Melbourne, Victoria 3004

Signature

print name	Kerry Willcock	capacity	Director
sign here	K. Will	date	31 August 2006

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 4 of the form.

(2) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(3) See the definition of "associate" in section 9 of the Corporations Act 2001.

(4) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(5) Details of the consideration must include any and all benefits, moneys and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(6) The voting shares of a company constitute one class unless divided into separate classes.

(7) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

This is Annexure A of 2 pages referred to in the Form 605 (Notice of ceasing to be a substantial holder) in relation to UNiTAB Limited (ACN 085 691 738).

Signed: [signature]

Kerry Willcock, Director of Tabcorp Investments No.5 Pty Ltd

Date: 31 August 2006

Details of substantial holder

This notice is given by Tabcorp Investments No.5 on its own behalf and on behalf of each member of the Tabcorp Group, as follows:

Entity Name	ACN
Tabcorp Holdings Limited	063 780 709
Tabcorp Assets Pty Ltd	064 303 920
Tabcorp Manager Pty Ltd	064 304 016
Tabcorp Participant Pty Ltd	064 304 105
Tahwind (Queensland) Pty Ltd	064 555 899
Tabcorp Online Pty Ltd	092 104 786
Tabcorp International Pty Ltd	006 574 652
Tabcorp Investments No.4 Pty Ltd	108 197 084
Tabcorp Investments No.2 Pty Ltd	105 341 375
Tabcorp International No.1 Pty Ltd	114 528 308
Tabcorp International No.2 Pty Ltd	114 560 084
Tabcorp International Services and Technology Pty Ltd	114 560 075
Tabcorp Investments Pty Ltd	085 513 300
Star City Holdings Limited	064 054 431
Star City Pty Ltd	060 510 410
Star City Entertainment Pty Ltd	080 574 732
Sydney Harbour Casino Properties Pty Ltd	050 045 120
Sydney Harbour Apartments Pty Ltd	075 423 666
Star City Investments Pty Ltd	060 507 888
Showboat Australia Pty Ltd	061 299 625
Sydney Casino Management Pty Ltd	060 462 053
Jupiters Limited	010 741 045
Breakwater Island Limited	010 271 691
Jupiters Custodian Pty Ltd	067 888 680
Jupiters Gaming Pty Ltd	071 366 446
A.C.N. 082 231 383 Pty Ltd	082 231 383
A.C.N. 082 760 610 Pty Ltd	082 760 610
Jupwind Internet Gaming Pty Ltd	088 541 940
TAHAL Limited	000 005 916
Jupwind International Pty Ltd	055 809 302
TAHA Wagering Systems Pty Ltd	000 075 927
ATL Pty Ltd	000 007 401

TAHA Research and Development Pty Ltd	003 573 313
TAHA Research Marketing Pty Ltd	003 573 386
TAHA Gaming Services Pty Ltd	053 518 942
TAHA Infosec Pty Ltd	067 175 839
Palatron Pty Ltd	003 596 174
Syndicate (Co.1) Pty Ltd	003 584 852
TAHAL Enterprises Pty Ltd	072 794 079
TAHA Investor (No.2) Pty Ltd	053 998 191
TAHA Investor (No.4) Pty Ltd	053 990 962
TAHA Investor (No.5) Pty Ltd	053 991 307
TAHA Investor (No.6) Pty Ltd	056 466 703
TAHA Gaming Machines Pty Ltd	062 579 613
Jupiters Gaming (NSW) Pty Ltd	003 992 327
Club Gaming Systems (Holdings) Pty Ltd	051 404 007
TAHA Microelectronics Pty Ltd	003 263 170
TAHA New Media Pty Ltd	084 703 702
Hotel Gaming Systems Pty Ltd	084 703 079
Sunshinelink Pty Ltd	084 230 035
Radcoy (No.1) Limited	006 539 797
Penchant Pty Ltd	052 356 591
Macquarie Syndication (No.1) Pty Ltd	055 839 015
TAHA Technology & Environmental Services Pty Ltd	102 895 652
Tab Limited	081 765 308
Data Monitoring Services (NSW) Pty Ltd	088 341 440
Tahwind E-NSW Pty Ltd	088 616 764
Thithpolanga Pty Ltd	098 527 363
Sky Channel Pty Ltd	009 136 010
Tahwind Employee Share Plan Pty Ltd	089 733 335
Tahwind Marketing Pty Ltd	002 334 401
Tahwind Channel Marketing Pty Ltd	000 092 277
Tahwind Racing Productions Pty Ltd	086 439 205
2KY Broadcasters Pty Ltd	000 820 057
Tahwind Australia International Racing Pty Ltd	058 310 231
Tahwind Racing Productions (NSW) Pty Ltd	090 534 231
Airsales Pty Ltd	002 195 208
Jupwind Superannuation Pty Ltd	064 432 926
Jupwind.com Pty Ltd	091 584 226
Tabcorp Employee Share Administration Pty Ltd	064 458 224
TAHA Superannuation (No. 2) Pty Ltd	065 041 303
TAHA Superannuation (No. 3) Pty Ltd	070 046 641
TAHA Superannuation Pty Ltd	001 197 931
Tahwind Staff Superannuation Pty Ltd	065 448 277
Tahwind Superannuation Pty Ltd	005 070 619
Tahwind Superannuation Company Pty Ltd	065 600 446